Exhibit 99.1

Maris-Tech to Co-Develop Video-Based Advanced AI Systems

For Drones and Autonomous Vehicles

The Company will partner with semiconductor supplier of highly efficient Edge AI processor devices

REHOVOT, Israel, February 17, 2022 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech”), a B2B provider of intelligent video transmission technology, today announced it has signed a letter of intent with a fabless semiconductor supplier to develop video-based edge computing products.

The products will utilize Maris-Tech’s Jupiter Nano, a part of the Jupiter series, a low latency video encoding and decoding platform designed to handle multiple video channels. Jupiter delivers real-time intelligence gathering and analytics-based situational awareness capabilities, featuring intelligent video transmission technologies with high quality video, superior energy efficiency, and miniaturized form factors suitable for a wide range of platforms and applications.

Jupiter will be combined with an artificial intelligence (AI) component designed by the fabless semiconductor supplier to create a new product that will potentially enhance a drone’s ability to gather visual intelligence in military and commercial applications. It will enhance target identification and act as an accelerator to enable customers to run efficient intelligence algorithms and improve the performance of the AI.

The target applications for the products will be indoor and outdoor drones, unmanned miniature ground vehicles, loitering munitions, observation systems, high-end sights, autonomous vehicles and situational awareness devices.

The products will be designed to meet requirements of manned and unmanned platforms equipped with high resolution video sensors for video recording, debriefing and low-latency streaming as well as high-end video-based AI capabilities. The products will also meet requirements for miniaturization, low weight and low power.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the signed letter of intent with fabless semiconductor supplier and the products to be developed pursuant to the letter of intent. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Registration Statement and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Dave Gentry, CEO

RedChip Companies

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Michal Efraty,

Adi and Michal PR- IR

Investor Relations, Israel

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